For immediate release

April 16, 2004

                  FIRST FEDERAL BANCSHARES, INC. OFFERS TO BUY
                    UP TO 560,000 SHARES OF ITS COMMON STOCK
                          AND POSTPONES ANNUAL MEETING


     COLCHESTER, ILLINOIS: First Federal Bancshares, Inc. (Nasdaq: FFBI) announced today that it has commenced a self-tender offer for up to 560,000 shares of its common stock, which represents approximately 30 percent of its outstanding shares. The tender offer will be in the form of a "modified Dutch auction tender." Under this procedure, First Federal Bancshares stockholders will be given the opportunity to sell part or all of their shares to the Company at a price of not less than $31.00 per share and not more than $34.00 per share. This price range represents a 2.4 percent discount to a 7.0 percent premium when compared to the April 15, 2004 closing price of $31.77 per share. Based upon the minimum and maximum offering prices specified in the offer, the aggregate purchase price, if 560,000 shares are purchased, would range from $17.4 million to $19.0 million. The offer to purchase shares will expire at 5:00 p.m., Mountain time, on May 21, 2004, unless extended by the Company.

     Under the procedures for a modified Dutch auction tender, stockholders may offer to sell all or a portion of the shares they own at a price not more than the maximum price ($34.00) nor less than the minimum price ($31.00) specified in the tender. Upon the expiration of the offer, the Company will select the lowest purchase price that will allow it to buy 560,000 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 560,000 shares, the purchase price will be the highest price specified by tendering stockholders. If the number of shares tendered is greater than the number sought, the Company will select the lowest price that will allow it to buy the number of shares it seeks.

     James J. Stebor, First Federal Bancshares's President, stated, "First Federal Bancshares is making the tender offer because our Board of Directors believes that the purchase of shares pursuant to the offer will have a positive impact on stockholder value. The Board of Directors determined the modified Dutch auction tender offer was the most advantageous to the Company, its stockholders and the community. On a pro forma basis, we expect the successful completion of the tender offer to increase earnings per share and return on stockholders' equity."

     In order to complete the tender offer without interfering with the accurate tabulation of votes at the annual meeting of stockholders previously scheduled for May 25, 2004, the Board of Directors has postponed the Company's annual meeting of stockholders. Promptly following the completion of the tender offer, the Board of Directors will set a new record date and reschedule the annual meeting. A press release announcing the new record date and meeting date will be issued at that time.

     First Federal Bancshares is the holding company for First Federal Bank, which operates eight offices in west-central Illinois and northeast Missouri.

     Sandler O'Neill & Partners, L.P. will act as the dealer/manager for the offer, Georgeson Shareholder Communications will act as the information agent, and Computershare Trust Company will be the depositary for the shares tendered. Questions to or requests for assistance may be directed to Georgeson Shareholder, toll free at (800) 501-4292.

     Neither First Federal Bancshares nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of such stockholder's shares in the offer and has not authorized any person to make any such recommendation.
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     This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of First Federal Bancshares common stock. The offer is made solely by the offer to purchase dated April 16, 2004 and the related letter of transmittal.

For further information contact:

James J. Stebor
President and Chief Executive Officer
(217) 224-8686